                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                             XBOX TECHNOLOGIES, INC.
                             -----------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   983685 10 8
                                 --------------
                                 (CUSIP Number)

                c/o CIBC Bank and Trust Company (Cayman) Limited
                                  P.O. Box 694
                          CIBC Building, Edward Street
                            Georgetown, Grand Cayman
                                     B.W.I.
                                 (345) 949-8666
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 22, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(3), 13d-1(f) or 13d-1(g), check the following
box:   [ ]


                                Page 1 of 7 Pages

                                  SCHEDULE 13D

CUSIP No: 983685 10 8
--------------------------------------------------------------------------------
1)         NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON

           TECHinspirations, Inc. (Cayman)

--------------------------------------------------------------------------------
2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
                                                                     (b)   [ ]

--------------------------------------------------------------------------------
3)         SEC USE ONLY


--------------------------------------------------------------------------------
4)         SOURCE OF FUNDS

           WC

--------------------------------------------------------------------------------
5)         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                    [ ]

--------------------------------------------------------------------------------
6)        CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Island Corporation

----------------------------- --------------------------------------------------
                              7)   SOLE VOTING POWER

                              191,716,0000 (1)
NUMBER OF                     --------------------------------------------------
SHARES BENEFICIALLY           8)   SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON              0
WITH                          --------------------------------------------------
                              9)   SOLE DISPOSITIVE POWER

                              191,716,0000 (1)
                              --------------------------------------------------
                              10)   SHARED DISPOSITIVE POWER

                              0

--------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         191,716,0000 (1)

--------------------------------------------------------------------------------
12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]

--------------------------------------------------------------------------------
13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         91.5%

--------------------------------------------------------------------------------
14)       TYPE OF REPORTING PERSON

         CO

--------------------------------------------------------------------------------
(1) Includes an aggregate of 4,750,000 shares of Common Stock issuable pursuant to an outstanding warrant.

                                Page 2 of 7 Pages

                                  SCHEDULE 13D

         This Amendment No. 1 to Schedule 13D hereby amends and supplements a
Schedule 13D dated July 29, 1999 (the "Original Statement") filed by and on behalf of TECHinspirations, Inc. (Cayman) ("TECH Cayman").

         Except as set forth below, there are no changes to the information contained in the Original Statement.

ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of XBOX Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1800 Corporate Blvd., NW Suite 101, Boca Raton, Florida 33431.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Purchase Agreement effective August 31, 2000 (the "Purchase Agreement") TECH Cayman converted $14,025,136 of secured debt owed to it by the Company into 834,830 unregistered shares of the Company's newly created Series A Convertible Preferred Stock (the "Preferred Stock"). The $14,025,136 of converted debt consisted of (i) $11,806,425 of secured debt owed to TECH Cayman by the Company as of August 31, 2000 which was converted into 702,763 shares of Preferred Stock effective on that date and (ii) $2,218,711 of secured debt that was owed to TECH Cayman as a result of advances made by TECH Cayman to the Company between September 1, 2000 and November 30, 2000, which was converted into an additional 132,067 shares of Preferred Stock effective November 30, 2000.

         Each share of Preferred Stock was convertible into 200 shares of Common Stock, resulting in an effective issue price of $.084 per share of Common Stock. Each share of Preferred Stock could be converted into 200 shares of Common Stock at any time after the Company amended its certificate if incorporation to increase its authorized shares of Common Stock to a number that was sufficient to allow TECH Cayman to fully convert its shares of Preferred Stock. The Company's certificate of incorporation was so amended on July 30, 2001, and TECH Cayman converted all of its shares of Preferred Stock into 166,966,000 shares of Common Stock on August 22, 2001. As a result of the debt conversion, TECH Cayman currently holds 186,966,000 shares of Common Stock and a warrant to acquire an addition 4,750,000 shares of Common Stock.

         ITEM 4. PURPOSE OF TRANSACTION.

         At a June 22nd, 2000 meeting of the Board of Directors of the Company, the Board of Directors (together with a representative of TECH Cayman who is also on the Board of Directors of the Corporation) approved, in principle, the conversion of secured debt furnished by TECH Cayman to the Company into equity of the Company, and pursuing additional equity investment in the Company. On August 10, 1000 senior management of the Company and representatives of TECH Cayman negotiated, agreed in principle, and thereafter reduced to writing in a memorandum of understanding the conversion of TECH Cayman's secured loans to the Company into equity of the Company with effect as of August 31, 2000. At a meeting of the Special Committee of the Board of Directors on October 31st, 2000, the Special Committee (which consists solely of directors who are not affiliates of TECH Cayman) approved the particulars of the debt conversion, including the Purchase Agreement and Conversion Agreement pursuant to which the secured debt of TECH Cayman was converted into an aggregate of 834,830 shares of Preferred Stock.


                                Page 3 of 7 Pages

         At the time of the issuance of the Preferred Stock, the Company did not have a sufficient number of shares of Common Stock authorized for issuance to accommodate the conversion of the Preferred Stock. The Purchase Agreement required the Company to undertake such corporate and other proceedings as were necessary to amend its certificate of incorporation to increase its authorized shares of Common Stock to allow TECH Cayman to fully convert its shares of Preferred Stock. Such actions were taken and the Company's certificate of incorporation was so amended on July 30, 2001 and TECH Cayman converted its shares of Preferred Stock into an aggregate of 166,966,000 shares of Common Stock on August 22, 2001.

         The foregoing summary of certain provisions of the Purchase Agreement and Conversion Agreement is qualified by the copies of such documents filed as Exhibits to this Schedule 13D, and which are incorporated herein in their entirety by this reference.

         Except as described above in Item 3 and 4, TECH Cayman does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g) (4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) TECH Cayman is the beneficial owner of an aggregate 191,716,000 shares of Common Stock, consisting of 186,966,000 shares of Common Stock and a warrant covering 4,750,000 shares of Common Stock (the "Common Stock Warrant"), or approximately 91.5% of the current outstanding shares of Common Stock. The Company has 2,045,142 shares of its Series B Preferred Stock issued and outstanding, each share of which is convertible into 5 shares of Common Stock and each share of which can be voted on an as-if-converted basis at on all matters submitted to the Company's stockholders. Therefore, TECH Cayman currently holds shares representing approximately 87.2% of the aggregate voting power of all outstanding shares of the Company's capital stock.

         (b) TECH Cayman possesses sole voting and investment power with respect to the 186,966,000 outstanding shares of Common Stock and shares voting and investment power with respect to no shares of Common Stock reported in this statement or the Original Statement.

         (c) TECH Cayman received the shares of Common Stock in connection with the conversion of indebtedness as described in Items 3 and 4.

         (d) Not Applicable.

         (e) Not Applicable.

                                Page 4 of 7 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         In addition to the items disclosed in Items 3, 4 and 5 and in the Original Statement, TECH Cayman has entered into a Settlement Agreement with the Company and Amyyon Company, a Michigan corporation ("Amyyon"), with an effective date of August 31, 2000 (the "Settlement Agreement").

         The Settlement Agreement settled issues relating to a letter of intent between TECH Cayman and the Company on June 17, 1999 pursuant to which the Company was to acquire from TECH Cayman all of the issued and outstanding shares and rights to shares in the capital stock of Amyyon in exchange for which the Company would issue to TECH Cayman $2,800,000 in preferred stock. Pursuant to the letter of intent, the Company was to advance Amyyon sufficient funding to allow Amyyon to pursue its marketing plan during the period between the signing of the letter of intent and the consummation of the transactions contemplated by the letter of intent. As of August 31, 2000, the Company had advanced to Amyyon a total of $3,728,500 in furtherance of its obligations under the letter of intent.

         Due to the fact that Amyyon's performance after the execution of the letter of intent did not meet the expectations of either the Company or TECH Cayman, the Company and TECH Cayman entered into the Settlement Agreement which provides that the Company agrees to forgive all advances made to Amyyon and the Company is no longer obligated to acquire the outstanding shares and rights to shares in the capital stock of Amyyon or issue to TECH Cayman the $2,800,000 in preferred stock.

         The foregoing summary of certain provisions of the Settlement Agreement is qualified by the copy of such document filed as Exhibits to this Schedule 13D, and which is incorporated herein in its entirety by this reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1 Purchase Agreement, dated as of November 30, 2000 and effective as of August 31, 2000 between the Company and TECH Cayman.

        Exhibit 2 Conversion Agreement, dated as of November 30, 2000 and effective as of August 31, 2000 between the Company and TECH Cayman.

        Exhibit 3 Settlement Agreement between the Company, TECH Cayman and Amyyon effective August 31, 2000.

        Exhibit 4 Certificate of Designation of Rights and Preferences of Series A Convertible Preferred Stock.

                                Page 5 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

August 22, 2001
                                TECHinspirations, Inc. (Cayman)


                                By: /s/ Richard McMillan
                                    -------------------------------------------
                                    Richard McMillan
                                    per pro commerce corproate services limited


                                By: /s/ Esme Watler-Hydes
                                    -------------------------------------------
                                    Esme Watler-Hydes

                               Its: Directors and Authorized Signatories


                                Page 6 of 7 Pages

                                  EXHIBIT INDEX


   EXHIBIT NO.                              DESCRIPTION                                    METHOD OF FILING
   ----------                               -----------                                    ----------------

        1          Purchase Agreement, dated as of November 30, 2000 and
                   effective as of August 31, 2000 between the Company and TECH
                   Cayman.......................................................  Incorporated by Reference to
                                                                                  Exhibit 10.18 to the Company's
                                                                                  Annual Report on Form 10-KSB for
                                                                                  the fiscal year ended August 31,
                                                                                  2000 (File No. 333-00852-C)

        2          Conversion Agreement, dated as of November 30, 2000 and
                   effective  as of August 31, 2000 between the Company and TECH
                   Cayman.......................................................  Incorporated by Reference to
                                                                                  Exhibit 10.17 to the Company's
                                                                                  Annual Report on Form 10-KSB for
                                                                                  the fiscal year ended August 31,
                                                                                  2000 (File No. 333-00852-C)

        3          Settlement Agreement, effective as of August 31, 2000
                   between the Company, TECH Cayman and Amyyon..................  Filed herewith electronically

        4          Certificate of Designation of Rights and Preferences of
                   Series A Convertible Preferred Stock.........................  Incorporated by Reference to
                                                                                  Exhibit 3.3 to the Company's
                                                                                  Annual Report on Form 10-KSB for
                                                                                  the fiscal year ended August 31,
                                                                                  2000 (File No. 333-00852-C)



                                Page 7 of 7 Pages